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Exhibit 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2000	2001	2002	2003	2004
Income (loss) before income taxes and minority interest	(97,508)	(120,263)	(30,424)	49,856	66,064
Add: undistributed earnings of unconsolidated subsidiaries	-24,536	-25,749	-33,232	-7,273	-1,104

Total	(72,972)	(94,514)	2,808	57,129	67,168
Fixed charges
Interest expense	16,702	24,331	26,831	26,288	16,123
25% of operating lease	10,897	10,946	11,041	8,250	6,919

Total fixed charges	27,599	35,277	37,872	34,538	23,042
Total earnings available for payment of fixed charges	*	*	40,680	91,667	90,210

Ratio of earnings to fixed charges			1.07	2.65	3.92
Expenses under opeating leases	43,586	43,783	44,162	32,999	27,675

*
Earnings were insufficient to cover fixed charges by €73.0million and €94.5 million in the years ended December 31, 2000 and 2001, respectively.

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  Exhibit 7.1